================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED OCTOBER 13, 2010

                        Commission File Number: 000-51183

                                   ----------

                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: October 13, 2010
                                      By:  /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef, Advocate
                                           General Counsel

                          SHAMIR OPTICAL INDUSTRY LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2010

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                   PAGE
                                                                 ---------

INTERIM CONSOLIDATED BALANCE SHEETS                                2 - 3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                            4

INTERIM STATEMENTS OF EQUITY                                         5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                      6 - 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                 8 - 15

                               SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               DECEMBER 31,     JUNE 30,
                                                                                   2009           2010
                                                                                 --------       --------
                                                                                               UNAUDITED
                                                                                                --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                      $ 19,929       $ 19,078
  Short-term investments                                                           11,679         14,909
  Trade receivables (Net of allowance for doubtful accounts of $ 3,076 and
    $ 3,021 at December 31, 2009 and June 30, 2010, respectively)                  33,648         35,513
  Other accounts receivable and prepaid expenses                                    7,918          7,968
  Inventory                                                                        26,946         25,471
                                                                                 --------       --------

TOTAL current assets                                                              100,120        102,939
                                                                                 --------       --------

LONG-TERM INVESTMENTS:
  Severance pay fund                                                                2,909          2,761
  Long-term receivables                                                               427            371
  Investments in affiliates and others                                              1,306          1,257
                                                                                 --------       --------

TOTAL long-term investments                                                         4,642          4,389
                                                                                 --------       --------

PROPERTY, PLANT AND EQUIPMENT, NET                                                 38,568         35,165
                                                                                 --------       --------

OTHER ASSETS                                                                        7,439          6,365
                                                                                 --------       --------

GOODWILL                                                                           12,945         13,218
                                                                                 --------       --------

TOTAL assets                                                                     $163,714       $162,076
                                                                                 ========       ========

The accompanying notes are an integral part of the interim consolidated financial statements.

                               SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                         DECEMBER 31,      JUNE 30,
                                                                                             2009            2010
                                                                                          ---------        ---------
                                                                                                           UNAUDITED
                                                                                                           ---------
    LIABILITIES AND EQUITY

CURRENT LIABILITIES:
  Short-term bank credit and loans                                                        $  11,033        $   8,349
  Current maturities of long-term loans and capital leases                                    6,879            4,917
  Trade payables                                                                             11,680           13,903
  Accrued expenses and other liabilities                                                     15,447           14,233
                                                                                          ---------        ---------

TOTAL current liabilities                                                                    45,039           41,402
                                                                                          ---------        ---------

LONG-TERM LIABILITIES:
  Long-term loans                                                                            12,599            9,232
  Capital leases                                                                              2,367            1,726
  Accrued severance pay                                                                       3,270            3,180
  Other long-term liabilities                                                                 2,763            1,368
  Deferred tax liabilities                                                                    2,224            2,075
                                                                                          ---------        ---------

TOTAL long-term liabilities                                                                  23,223           17,581
                                                                                          ---------        ---------

Redeemable non-controlling interests                                                            690            2,022
                                                                                          ---------        ---------

EQUITY:
  Shamir Optical Industry Ltd.'s shareholders' equity:
      Share capital -
      Ordinary shares of NIS 0.01 par value -
      Authorized: 100,000,000 shares at December 31, 2009 and June 30, 2010; Issued and outstanding: 16,592,345 and 16,778,908 shares at December 31, 2009 and
      June 30, 2010, respectively                                                                37               38
      Additional paid-in capital                                                             68,230           70,019
      Accumulated other comprehensive loss                                                   (1,122)          (5,036)
      Retained earnings                                                                      24,795           32,640
                                                                                          ---------        ---------

  TOTAL Shamir Optical Industry Ltd. shareholders' equity:                                   91,940           97,661
  Non-controlling interests                                                                   2,822            3,410
                                                                                          ---------        ---------

TOTAL equity                                                                                 94,762          101,071
                                                                                          ---------        ---------

TOTAL liabilities and equity                                                              $ 163,714        $ 162,076
                                                                                          =========        =========

The accompanying notes are an integral part of the interim consolidated financial statements.

                               SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                            THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                                 JUNE 30,                             JUNE 30,
                                                     ------------------------------        ------------------------------
                                                        2009               2010               2009               2010
                                                     -----------        -----------        -----------        -----------
                                                                                   UNAUDITED
                                                     --------------------------------------------------------------------

Revenues, net                                        $    35,234        $    40,978        $    69,154        $    81,073
Cost of revenues                                          16,273             18,181             32,338             36,438
                                                     -----------        -----------        -----------        -----------

Gross profit                                              18,961             22,797             36,816             44,635
                                                     -----------        -----------        -----------        -----------

Operating expenses:
  Research and development                                   789              1,058              1,530              2,147
  Selling and marketing                                   10,283             10,807             20,148             21,977
  General and administrative                               3,815              4,492              7,195              8,606
                                                     -----------        -----------        -----------        -----------

Total operating expenses                                  14,887             16,357             28,873             32,730
                                                     -----------        -----------        -----------        -----------

Operating income                                           4,074              6,440              7,943             11,905
Financial income (expenses) and other, net                   931               (851)                98             (1,017)
                                                     -----------        -----------        -----------        -----------

Income before taxes on income                              5,005              5,589              8,041             10,888
Taxes on income                                            1,184              1,233              2,051              2,510
                                                     -----------        -----------        -----------        -----------

Income after taxes on income                               3,821              4,356              5,990              8,378
Equity in gains (losses) of affiliates, net                   34                (28)                61                (27)
Accretion of redeemable non-controlling
  interest                                                     -                 12                  -                (95)
                                                     -----------        -----------        -----------        -----------

Net income                                                 3,855              4,340              6,051              8,256
Net  income  attributable  to  non-controlling
  interests                                                 (159)              (188)              (233)              (411)
                                                     -----------        -----------        -----------        -----------

Net  income  attributable  to  Shamir  Optical
  Industry Ltd.                                      $     3,696        $     4,152        $     5,818        $     7,845
                                                     ===========        ===========        ===========        ===========

Net earnings per share:
  Basic                                              $      0.23        $      0.25        $      0.35        $      0.47
                                                     ===========        ===========        ===========        ===========

  Diluted                                            $      0.22        $      0.25        $      0.35        $      0.47
                                                     ===========        ===========        ===========        ===========

The accompanying notes are an integral part of the interim consolidated financial statements.

                               SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF EQUITY (UNAUDITED)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                      ACCUMULATED
                                                                                        ADDITIONAL       OTHER                     TOTAL
                                                             NUMBER        SHARE         PAID-IN     COMPREHENSIVE   RETAINED   COMPREHENSIVE  NON-CONTROLLING     TOTAL
SIX MONTHS ENDED JUNE 30, 2009                              OF SHARES      CAPITAL       CAPITAL         LOSS        EARNINGS       INCOME        INTERESTS       EQUITY
------------------------------                              ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------

Balance as of January 1, 2009                               16,423,740    $       37    $   67,362    $*)(2,637)    $   22,007                   $    1,250     $   88,019
Stock based compensation related to options granted
  to employees                                                       -             -           312             -             -                            -            312
Distribution of earnings to non-controlling interests                -             -             -             -             -                          (37)           (37)
Comprehensive income:
  Foreign currency translation adjustments                           -             -             -           695             -    $      695            178            873
  Unrealized gain on short-term investments, net
    of tax                                                           -             -             -            52             -            52              -             52
  Net income                                                         -             -             -             -         5,818         5,818            233          6,051
                                                            ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------
Total comprehensive income                                                                                                        $    6,565
                                                                                                                                  ==========
Balance as of June 30, 2009                                 16,423,740    $       37    $   67,674    $*)(1,890)    $   27,825                   $    1,624     $   95,270
                                                            ==========    ==========    ==========    ==========    ==========                   ==========     ==========

                                                                                                        ACCUMULATED
                                                                                           ADDITIONAL      OTHER                       TOTAL
                                                                   NUMBER       SHARE       PAID-IN     COMPREHENSIVE    RETAINED   COMPREHENSIVE  NON-CONTROLLING   TOTAL
SIX MONTHS ENDED JUNE 30, 2010                                    OF SHARES     CAPITAL     CAPITAL         LOSS         EARNINGS       INCOME        INTERESTS     EQUITY
------------------------------                                   ----------   ----------  ----------    ----------     ----------    ----------     ----------   ----------

Balance as of January 1, 2010                                    16,592,345   $       37  $   68,230    $*)(1,122)     $   24,795                   $    2,822   $   94,762
Stock based compensation related to options granted
  to employees                                                            -            -         288             -              -                            -          288
Exercise of options granted to employees                            186,563            1       1,501                                                                  1,502
Issuance of shares to non-controlling interest
  (Shamir)ens Thailand)                                                   -                                      -              -                          133          133
Comprehensive income:
  Foreign currency translation adjustments                                -            -           -        (3,932)             -    $   (3,932)            44       (3,888)
  Unrealized gain on short-term investments,
    net of tax                                                            -            -           -            18              -            18              -           18
  Net income                                                              -            -           -             -          7,845         7,845            411        8,256
                                                                 ----------   ----------  ----------    ----------     ----------    ----------     ----------   ----------
Total comprehensive income                                                                                                           $    3,931
                                                                                                                                     ==========
Balance as of June 30, 2010                                      16,778,908   $       38  $   70,019    $*)(5,036)     $   32,640                   $    3,410   $  101,071
                                                                 ==========   ==========  ==========    ==========     ==========                   ==========   ==========

*)   Represent an amount of $ (2,633), $ (1,939), $ (1,305) and $ (5,238)
     foreign currency translation adjustment as of January 1, 2009, June 30,
     2009, January 1, 2010 and June 30, 2010, respectively, and $ (4), $ 49, $
     183 and $ 202 gain (loss) on short-term investment, net of tax, as of
     January 1, 2009, June 30, 2009, January 1, 2010 and June 30, 2010,
     respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

                               SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                              SIX MONTHS ENDED JUNE 30,
                                                                                              ------------------------
                                                                                                2009            2010
                                                                                              --------        --------
                                                                                                     UNAUDITED
                                                                                              ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                                  $  6,051        $  8,256
  Adjustments  required to  reconcile  net income to net cash  provided  by  operating activities:
    Depreciation and amortization                                                                4,017           4,395
    Stock based compensation                                                                       312             288
    Accrued severance pay, net                                                                    (109)             58
    Currency fluctuations of long-term loans                                                        (6)            (15)
    Decrease (Increase) in deferred tax assets, net                                               (233)            217
    Accretion of redeemable non controlling interest                                                 -              95
    Equity in losses (gains) of affiliates, net                                                    (61)             27
    Interest receivable on short-term investments                                                   20              35
    Foreign currency translation losses (gains)                                                   (663)            491
    Increase in trade receivables                                                               (4,088)         (4,199)
    Decrease (increase) in other accounts receivable and prepaid expenses and long-term
      receivables                                                                                1,505            (845)
    Decrease (increase) in inventory                                                               907            (338)
    Increase in trade payables                                                                   3,040           2,878
    Increase in accrued expenses and other liabilities and in other long-term
      liabilities                                                                                1,910             132
    Others                                                                                         (12)            (66)
                                                                                              --------        --------

Net cash provided by operating activities                                                       12,590          11,409
                                                                                              --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Loans granted to affiliates                                                                      (65)              -
  Investment in affiliates                                                                        (331)              -
  Consideration for Shamir Insight Inc. ("SII") share acquisitions                                (357)           (799)
  Purchase of intangible assets                                                                   (100)              -
  Purchase of property, plant and equipment                                                     (1,365)         (3,047)
  Proceeds from sale of property and equipment                                                      53             121
  Purchase of short-term investments                                                           (12,374)         (3,756)
  Proceeds from sale of short-term investments                                                   5,112             515
                                                                                              --------        --------

Net cash used in investing activities                                                           (9,427)         (6,966)
                                                                                              --------        --------

The accompanying notes are an integral part of the interim consolidated financial statements.

                               SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                            SIX MONTHS ENDED
                                                                                               JUNE 30,
                                                                                       ------------------------
                                                                                         2009           2010
                                                                                       --------        --------
                                                                                               UNAUDITED
                                                                                       ------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Distribution of earnings to shareholders                                                    -            (514)
  Short-term bank credit and loans, net                                                  (1,452)         (1,377)
  Issuance of shares to non-controlling interest                                              -             133
  Proceeds from exercise of options granted to employees                                      -           1,502
  Repayment of long-term loans                                                           (6,162)         (3,737)
  Repayment of capital lease obligations                                                 (1,142)           (864)
                                                                                       --------        --------

Net cash used in financing activities                                                    (8,756)         (4,857)
                                                                                       --------        --------

Effect of exchange rate differences on cash and cash equivalents                            179            (437)
                                                                                       --------        --------

Decrease in cash and cash equivalents                                                    (5,414)           (851)
Cash and cash equivalents at beginning of period                                         18,276          19,929
                                                                                       --------        --------

Cash and cash equivalents at end of the period                                         $ 12,862        $ 19,078
                                                                                       ========        ========

SUPPLEMENTAL INFORMATION AND DISCLOSURES OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:

  Purchase of property, plant and equipment by capital lease                           $      -        $    120
                                                                                       ========        ========

  Consideration for acquisition of non-controlling interest in Shamir Optic GmbH       $      -        $    230
                                                                                       ========        ========

  Consideration for SII share acquisition                                              $     99        $    229
                                                                                       ========        ========

The accompanying notes are an integral part of the interim consolidated financial statements

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 1:- GENERAL

     The financial information in this interim report includes the results of
     Shamir Optical Industry Ltd. (the "Company"), and its subsidiaries. The
     Company was incorporated under the laws of the State of Israel in the early
     1970s. Shamir and its subsidiaries (collectively - "Shamir") design, develop, manufacture and market optical progressive and other lenses and molds. As of June 30, 2010, Shamir had 20 subsidiaries all over the world.
     Some of the subsidiaries engage in production of Shamir products, some are optical laboratories that process lenses for the opticians, and some engage in marketing and distributing of ophthalmic products.

     On March 16, 2005, the Company completed an Initial Public Offering ("IPO")
     on the NASDAQ stock exchange and issued 3,400,000 Ordinary shares of NIS
     0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453).

     Most of the raw materials used in the manufacture of lenses, including
     Shamir's products, are available from a limited number of suppliers. Shamir purchases its raw materials from some of these suppliers. In addition, a certain part of the production process of Shamir's lenses is supplied by a limited number of worldwide sub-contractors. The loss of any one of these suppliers or sub-contractors, or a significant decrease in the supply of monomers or services, would require Shamir to obtain these raw materials or services elsewhere. If Shamir is unable to obtain monomers or services from its suppliers (or alternative suppliers) or sub-contractors at acceptable prices, Shamir may realize lower margins and experience difficulty in meeting its customers' requirements.

     As for major customer data, see Note 8d.

NOTE 2:- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

     b.   The interim consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

     c.   The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2009, contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2010, have been applied consistently in these unaudited interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 3:- NEW ACCOUNTING PRONOUNCEMENTS

          In April 2010, the Financial Accounting Standards Board (the "FASB")
          issued guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect a material impact on the Company's consolidated financial statements upon the adoption of the new accounting standard.

          In January 2010, the FASB issued Accounting Standards Update "ASU" No.
          2010-06, "Improving Disclosures about Fair Value Measurements," which requires disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) beginning in the first quarter of 2011. The adoption of the effective portions of this ASU did not impact the Company's consolidated financial position, results of operations or cash flows. The Company does not expect that the adoption of the remaining portions of this ASU will have any impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 4:- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company adopted the provisions of Accounting Standard Codification
     ("ASC") 820, "Fair Value Measurements and Disclosures effective January 1,
     2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

     In determining fair value, the Company uses various valuation approaches.
     ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

     The hierarchy is broken down into three levels based on the inputs as follows:

     o    Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

     o    Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

     o    Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 4:- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

     The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

     The Company's marketable securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

     Foreign currency and interest rate derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and June 30, 2010:

                                        DECEMBER 31, 2009
                                     ------------------------
                                     FAIR VALUE MEASUREMENTS
                                        USING INPUT TYPE
                                     ------------------------
                                     LEVEL 2           TOTAL
                                     --------        --------

MARKETABLE SECURITIES:
Corporate debentures                 $  8,568        $  8,568
Non-U.S. governments bonds              3,047           3,047
DERIVATIVES:
Foreign currencies assets                 164             164
Foreign currencies liabilities             (5)             (5)
Interest rates                           (276)           (276)
                                     --------        --------

Total                                $ 11,498        $ 11,498
                                     ========        ========

                                          JUNE 30, 2010
                                      ------------------------
                                      FAIR VALUE MEASUREMENTS
                                         USING INPUT TYPE
                                      ------------------------
                                      LEVEL 2           TOTAL
                                      --------        --------
                                              UNAUDITED
                                      ------------------------
MARKETABLE SECURITIES:
 Corporate debentures                 $ 11,764        $ 11,764
 Non-U.S. governments bonds              3,024           3,024
DERIVATIVES:
 Foreign currencies assets                  29              29
 Foreign currencies liabilities            (91)            (91)
 Interest rates                           (249)           (249)
                                      --------        --------

Total                                 $ 14,477        $ 14,477
                                      ========        ========

     The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, short-term deposits, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

                                       10

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 5:- DERIVATIVES

     The Company accounts for derivative instruments in accordance with ASC No.
     815 "Derivatives and Hedging". Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

     Shamir from time to time enters into forward contracts and option strategies (together: "derivative instruments") intended to protect against changes in foreign currencies. Shamir has also entered into interest-rate swaps. The derivative instruments were not qualified for hedge accounting under ASC 815. All the derivatives are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial income (expenses) and other, net. The changes in derivatives fair value for the six months ended June 30, 2009 and 2010 were an income of $ 22 and a loss of $ 108, respectively.

NOTE 6:- SHORT-TERM INVESTMENTS

     a.   The following is a summary of the Shamir's investments in marketable securities:

                                          DECEMBER 31, 2009
                                  -----------------------------------
                                                  NET           FAIR
                                AMORTIZED     UNREALIZED       MARKET
                                   COST          GAIN          VALUE
                                  -------       -------       -------
AVAILABLE-FOR-SALE:
Corporate debentures              $ 8,369       $   199       $ 8,568
Non-U.S. governments bonds          3,002            45         3,047
                                  -------       -------       -------

Total                             $11,371       $   244        11,615
                                  =======       =======
Accrued interest                                                   64
                                                              -------
                                                              $11,679
                                                              =======

                                           JUNE 30, 2010
                                 --------------------------------
                                                 NET        FAIR
                                 AMORTIZED    UNREALIZED   MARKET
                                   COST         GAIN       VALUE
                                 -------       -------    -------
                                              UNAUDITED
                                 --------------------------------
AVAILABLE-FOR-SALE:
Corporate debentures             $11,542       $   222    $11,764
Non-U.S. governments bonds         2,979            45      3,024
                                 -------       -------    -------

Total                            $14,521       $   267     14,788
                                 =======       =======
Accrued interest                                              121
                                                          -------
                                                          $14,909
                                                          =======

     As of June 30, 2010, the gross unrealized gains amounted to $ 269 and the gross unrealized losses amounted to $ 2.

                                       11

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 6:- SHORT-TERM INVESTMENTS (CONT.)

     b.   The amortized cost and fair value of marketable securities as of June
          30, 2010, by contractual maturity, are shown below:

                                                   JUNE 30, 2010
                                                ---------------------
                                           AMORTIZED COST  FAIR MARKET VALUE
                                                -------       -------
                                                      UNAUDITED
                                                ---------------------

Matures in one year                             $ 2,998       $ 2,974
Matures after one year through five years        11,523        11,814
                                                -------       -------

Total                                           $14,521       $14,788
                                                =======       =======

NOTE 7:- INVENTORY

     Inventories are composed of the following:

                                                DECEMBER 31,   JUNE 30,
                                                   2009          2010
                                                 -------       -------
                                                              UNAUDITED
                                                               -------

Raw materials                                    $ 6,151       $ 5,343
Work-in-progress                                     237           373
Finished goods                                    20,558        19,755
                                                 -------       -------

                                                 $26,946       $25,471
                                                 =======       =======

NOTE 8:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

     a.   Shamir manages its business on the basis of one reportable segment.
          The data is presented in accordance with Accounting Standard
          Codification 280, "Segments Reporting" ("ASC 280"). Total revenues are attributed to geographic areas based on the location of end customers.

     b.   The following table presents total revenues for the six months ended
          June 30, 2009 and 2010, and long-lived assets as of December 31, 2009, and June 30, 2010, as follows:

                        TOTAL REVENUES            LONG LIVED ASSETS
                    ---------------------       ---------------------
                  SIX MONTHS ENDED JUNE 30,
                    ---------------------      DECEMBER 31,    JUNE 30,
                     2009          2010          2009           2010
                    -------       -------       -------       -------

Israel              $ 1,994       $ 2,399       $14,447       $14,285
United States        20,902        23,884           530           581
Europe               33,644        37,815        18,156        14,499
Asia                  4,905         4,915         2,360         2,529
Others                7,709        12,060         3,075         3,271
                    -------       -------       -------       -------

                    $69,154       $81,073       $38,568       $35,165
                    =======       =======       =======       =======

                                       12

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 8:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (CONT.)

     c.   Product lines:

          Total revenues from external customers divided on the basis of
          Shamir's product lines are as follows:

                                                                              SIX MONTHS ENDED
                                                                                  JUNE 30,
                                                                           ---------------------
                                                                            2009           2010
                                                                           -------       -------

          Lenses and Direct Lens Technology                                $66,938       $78,827
          Design services                                                    2,216         2,246
                                                                           -------       -------

                                                                           $69,154       $81,073
                                                                           =======       =======

     d.   Major customer data as a percentage
                of total revenues:

          Customer A                                                         18.2%         15.1%
                                                                           =======       =======

NOTE 9: NET EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net earnings per share:

                                                                        SIX MONTHS ENDED JUNE 30,
                                                                          ---------------------
                                                                           2009          2010
                                                                          -------       -------

     a.   Numerator:

          Numerator for basic and diluted net earnings per share -
          Net income available to shareholders                            $ 5,818       $ 7,845
                                                                          =======       =======

     b.   Denominator (in thousands):

          Denominator for basic net earnings per share -
          Weighted average shares - Shareholders' equity                   16,424        16,728
                                                                          -------       -------

          Weighted average number of shares                                16,424        16,728
                                                                          -------       -------

          Effect of dilutive securities:

             Add - Employee stock options                                      51            82
                                                                          -------       -------

          Denominator for diluted net earnings per share -
            adjusted weighted average shares                               16,475        16,810
                                                                          =======       =======

                                       13

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 10:- CONTINGENCIES:

     From time to time, Shamir may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of business. These proceedings may include general commercial disputes and claims regarding intellectual property or labor disputes with former employees. Shamir is involved in two disputes concerning allegations of breach of third parties' patents, as described below.

     In September 2003, Shamir received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lens produced using
     Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation.

     In January 2008, Shamir received a notice from a shareholder of one of its subsidiaries claiming unlawful use of the subsidiaries' intellectual property and unjust enrichment. Shamir denied any such infringement, and numerous discussions between the parties (and counsel) ensued in order to resolve the matter without resorting to litigation.

     Shamir currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

NOTE 11:- INVESTMENTS IN AFFILIATES AND OTHER

     a.   Affiliated companies are as follows:

                                                                    DECEMBER 31,           JUNE 30,
                                                                       2009                  2010
                                                                 ------------------  --------------------
                                                                        PERCENTAGE OF OWNERSHIP OF
                                                                        OUTSTANDING SHARE CAPITAL
                                                                 ----------------------------------------

          Optispeed Laboratory (PTY) Ltd, ("Optispeed") *)               25%                   25%
          Emerald Lens and Coating Technologies (PTY) Ltd,
             ("Emerald")**)                                              28%                   28%
          e-Vision LLC                                                  ***)                  ***)

          *)   On November 1, 2008, Shamir (through its subsidiary Spherical
               Optical (PTY) Ltd. ("Spherical")) acquired 25% of the ownership interest and the voting power in Optispeed, an optical laboratory in South Africa.

          **)  On June 19, 2009, Shamir (through its subsidiary Spherical)
               acquired 28% of the ownership interest and the voting power in
               Emerald, an optical laboratory in South Africa.

          ***) Less than 20% ownership. Shamir does not exercise significant influence over operating and financial policy of the affiliate.
               The investment is accounted for according to the cost method.

     b.   Composition of investments:

                                                                        DECEMBER 31,  JUNE 30,
                                                                           2009         2010
                                                                          ------       ------

Optispeed                                                                    162          150
Emerald                                                                      468          431
e-Vision LLC                                                                 676          676
                                                                          ------       ------

                                                                          $1,306       $1,257
                                                                          ======       ======

                                       14

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 12:- INCOME TAXES

     A reconciliation of Shamir's effective tax rate to the statutory tax rate in Israel is as follows:

                                                                         SIX MONTHS ENDED
                                                                             JUNE 30,
                                                                    --------------------------
                                                                      2009             2010
                                                                    ---------        ---------
                                                                    UNAUDITED        UNAUDITED
                                                                    ---------        ---------

Income before taxes on income                                       $   8,041        $  10,888
                                                                    =========        =========

Statutory tax rate in Israel                                               26%              25%
                                                                    ---------        ---------

Increase (decrease) in tax expenses resulting from:
  "Approved Enterprise" benefits                                         (0.2)%           (2.0)%
 Net operating losses and temporary differences which are tax
  exempt or for which valuation allowance was created                     0.7%            (2.2)%
 Taxes in respect of prior years                                         (3.5)%           (1.1)%
 Subsidiaries with a different tax rate                                   1.4%             2.7%
 Others                                                                   1.1%             0.7%
                                                                    ---------        ---------

Effective tax rate                                                       25.5%            23.1%
                                                                    =========        =========

NOTE 13:- SUBSEQUENT EVENT

     On October 13, 2010, Shamir declared a dividend of $ 13,500 (approximately
     $0.804 per share).

                                       15